BY HAND

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3720

Washington, D.C. 20549-3561

Klaus Kühn Member of the Board Bayer AG 51368 Leverkusen Germany Phone: +49 (0)214-30 82660 Fax: +49 (0)214-30 82647 E-Mail: klaus.kuehn.kk@bayer-ag.de

Re:	BAYER AKTIENGESELLSCHAFT Form 20-F for the fiscal year ended December 31, 2005 File No. 1-16829

Dear Mr. Rosenberg:

We refer to the comment letter of the staff of the Securities and Exchange Commission (the “Commission”) dated December 27, 2006 addressed to Mr. Klaus Kühn, Chief Financial Officer and Member of the Board of Management of Bayer Aktiengesellschaft. On behalf of Bayer, we hereby respond to the staff’s comments as set forth below.

Form 20-F filed March 6, 2006

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies, page 70

1.

Your discussion of critical accounting policies does not explain how the identified estimates have affected your results of operations. Please provide to us disclosure for each policy that quantifies the effect that changes in your estimates have had in each period presented. Refer to Financial Reporting Release 72.

Response:

In response to the staff's comment, we set forth in Exhibit X to this letter revisions to the Critical Accounting Policies section of our Annual Report for 2005 on Form 20-F (the “2005 Form 20-F”). This disclosure will form the basis for the Critical Accounting Policies disclosure in our future filings on Form 20-F.

Intangible assets and property, plant and equipment, page 71

2.

Please provide us with additional information, in disclosure-type format, that clarifies why you believe your hypothetical example of a 10 percent fluctuation in the present value of future cash flows related to your goodwill impairment calculation, as discussed herein and in Note 5 to your accompanying consolidated financial statements, is a scenario that management believes is reasonably likely to impact your reported results in future periods. Refer to Financial Reporting Release 72.

Response:

In response to the staff's comment, we set forth in Exhibit X to this letter (under the subheading “Intangible assets and property, plant and equipment”) revisions to the disclosure appearing under that subheading in the 2005 Form 20-F. This disclosure will form the basis for the corresponding disclosure in our future filings on Form 20-F.

Research and development, page 72

3.

We acknowledge your accounting policy with respect to research and development costs, as outlined herein and in Notes 4.3 and 5 to your accompanying consolidated financial statements. Please provide us with additional information, in a disclosure-type format, that clarifies the circumstances or criteria that management considers in determining when it is appropriate to capitalize a milestone payment made during the course of research and development activities. Please also correlate your accounting policy to IAS 38. Additionally, quantify the amounts and detail the underlying triggers related to such development milestones that you capitalized during the financial statement periods presented. In addition, since you do not identify an lAS to U.S. GAAP reconciling item related to this policy, please tell us how your policy complies with U.S. GAAP.

Response:

In response to the staff's comment, we set forth in Exhibit X to this letter (under the subheading “Research and development”) revisions to the disclosure appearing under that subheading in the 2005 Form 20-F. This disclosure will form the basis for the corresponding disclosure in our future filings on Form 20-F. We supplementally advise the staff as follows:

We did not capitalize any milestone payments relating to research and development projects in our healthcare business in 2003 and 2004. In those years, under IAS 38 (Intangible Assets), an intangible asset was recognized if, and only if, it was probable that the expected future economic benefits attributable to the asset would flow to the entity. We believed that, because of the inherent uncertainty as to whether a compound in development would result in a saleable product, the earliest time at which this probability criterion could reasonably have been met was when the compound received regulatory approval. None of the milestone payments made in 2003 and 2004 related to compounds that received regulatory approval.

In 2005, we capitalized only one milestone payment relating to a research and development project, in an amount of € 8 million. This milestone payment was conditional on prior regulatory approval of the compound, which had occurred. This milestone payment was capitalized under IAS as well as under U.S. GAAP because we concluded that with the receipt of regulatory approval, in combination with market expectations for the new compound, the criteria for capitalization according to IAS 38 (revised), paragraph 21(a) and FAS 2, paragraph 11(c) had been satisfied. We made no other significant milestone payments in 2005.

4.

We acknowledge your revenue recognition policy as stated herein and within Notes 4.3 and 5 to your accompanying consolidated financial statements. We believe that your disclosure related to estimates of items that reduce your gross revenue, which you designate as “discounts" and "rebates to customers" could be defined and improved. Please provide us with the information that follows in a disclosure-type format.

a)

Describe the type and amount of each item that reduces your gross revenue for the balance sheet dates presented. Additionally, please outline the effect that could result from using other reasonably likely assumptions than those upon which you currently rely in determining each estimate. For example, please disclose a range of reasonably likely amounts or another type of sensitivity analysis.

b)

Expand your disclosure of the factors that you consider in estimating each item that reduces your gross revenue. Specifically, please address how you consider factors other than historical trends; for example, levels of inventory in your distribution channels; estimated remaining product shelf lives; price changes from competitors; and introductions of new products.

c)

To the extent that the information you consider in b) is quantifiable, disclose both quantitative and qualitative factors and discuss the extent of availability and your use of information from external sources, for example, end-customer demand data compared to inventory levels. In discussing your estimate of product returns, consider disclosing (as applicable), preferably by product and in a tabular format, the total amount of product in sales dollars that could potentially be returned as of the most recent balance sheet date, disaggregated by expiration period, if any.

d)

If applicable, discuss any shipments, made as a result of incentives and / or in excess of your customers' inventory levels in the ordinary course of business, in particular as they pertain to your rebate reserves and accruals and any wholesaler incentives, which are inherently affected by the underlying product sales volumes and growth. Please also discuss your revenue recognition policy for such shipments.

e)	Provide roll-forward information, as follows, separately for “discounts” and "rebates to customers” as of and for the financial statement periods presented.

•	the current provision related to sales made in the current period;
•	the current provision related to sales made in prior periods;
•	actual returns or credits in the current period related to sales made in the current period; and
•	actual returns or credits in the current period related to sales made in prior periods.

f)

Finally, include information regarding the amount of and reason for period fluctuations within your statement of operations separately for “discounts” and “rebates to customers” for the periods presented. Please, also address the effect that changes in your estimates with respect to each of these items had on your revenues and operations for the applicable periods.

Response

4(a), (b) and (c)

In response to the staff’s comment, we set forth in Exhibit X to this letter (under the subheading “Net sales”) revisions to the disclosure appearing under that subheading in the 2005 Form 20-F. This disclosure will form the basis for the corresponding disclosure in our future filings on Form 20-F. We supplementally advise the staff as follows:

In the revised disclosure appearing in Exhibit X, we have identified the key assumptions that we use in estimating provisions for each item that reduces our gross revenue, i.e., cash discounts, rebates and product returns. We believe that our qualitative discussion of the assumptions underlying our estimates conveys an understanding of the impact that changes in those assumptions could have on our operating results.

In addition to our statements as set forth in Exhibit X and in response to your comments, we provide supplemental information below that the staff may find helpful in confirming the completeness of our disclosure on revenue recognition issues. However, the staff will note that we have not included in our disclosure detailed quantitative sensitivity analyses on sales deductions or a discussion of how we considered other factors than historical trends in estimating our sales deductions for the following reasons:

•

Historical revisions to our prior provision estimates have not materially impacted our operating results. The impact of changes in the estimates were 2 percent, 1 percent and 1 percent of our operating income in 2003, 2004 and 2005, respectively. For a significant portion of our provision estimates, there is limited potential for variability because they can be compared with objectively verifiable information such as fixed rebate percentage amounts based on quantity sold. Therefore, we do not expect changes in our estimates related to sales deductions to have a material impact to our reported operating results.

•

Since 2004, the significance of the sales deductions relating to the majority of our U.S. pharmaceuticals business has decreased, primarily because our U.S. pharmaceutical sales, which historically accounted for the majority of our rebates and sales deductions, have decreased to just over 2 percent of our net sales in 2005, such that the volatility in net sales caused by estimates relating to recognition of those sales is not material.

•

The majority of our sales deductions are subject to formula-based determination using factors such as a fixed percentage of the sales volume or gross sales proceeds. Accordingly, estimates related to sales deductions are predominantly based on historical experience, specific contractual terms and future expectations of our sales development in each of our business segments. We believe that assumptions other than those that we discuss are not reasonably likely to occur or not applicable to our business.

•

Provisions for product returns due to local, contractual arrangements and for returns of goods damaged and near expiry are estimated by comparing historical return data to related product sales and actual experience. In total, our provision for sales returns in 2005 amounted to €74 million, or less than 1 percent of our current liabilities. Sales returns have historically amounted to approximately 0.3 percent of our net sales. Given the relatively immaterial income statement and balance sheet impacts of product returns, we do not plan to add data per product group to our disclosure.

In lieu of a detailed quantitative sensitivity analysis, which we believe would not be useful for investors given the immateriality of the results it would show, we propose to disclose in future filings, if material, quantitative information concerning relevant historical experience as well as qualitative language that informs investors of our belief that the potential for future variability in our accruals will not significantly impact our reported operating results. Furthermore, if despite our expectations to the contrary, future circumstances result in unexpected material fluctuations, we will disclose and discuss such fluctuations as part of our operating and financial review and prospects.

Response

4(d)

Shipments of this nature are not common business practice for the Bayer Group. Accordingly, we respectfully advise the staff that the issue raised in the staff’s comment is not applicable to our business.

However, we supplementally advise the staff that, in order to address specific situations such as product launches and changes in product formulas, we have on a limited number of occasions made shipments of specific products pursuant to incentives offered to wholesalers and other customers. The purpose of these shipments was not to induce customers to purchase inventory in excess of anticipated demand, but instead to support our marketing efforts. As these shipment programs have not affected the aggregate levels of gross or net revenues for any period, we do not propose to address these isolated and insignificant sales incentive programs in our future disclosures.

Response

4(e) and (f)

Pursuant to the staff's request and supplementally to assist the staff in confirming the completeness of our proposed disclosure as set forth in Exhibit X, we attach a schedule containing the detailed roll forward of our provisions for rebates, cash discounts and product returns for the three years ended December 31, 2005. We record a portion of our rebates and cash discounts (for example, those where a discount has been agreed by contract) at the time of sale as an immediate reduction in the gross revenues and a corresponding reduction to accounts receivable or increase in trade payables, such that they do not pass through the provision account.

		Provisions for rebates	Provisions for cash discounts	Provisions for product returns	Total
Balance January 1, 2003		480	2	38	520
Income Statement Charge	Current year	980	66	95	1,141

	Prior year adjustments	(15)	3	(1)	(13)

Payments*		(1,067)	(61)	(85)	(1,213)

Other movements (e.g. from divestments and acquisitions)		43		(1)	42
Currency Differences		(61)	(2)	(6)	(69)
Balance December 31, 2003		360	8	40	408
Income Statement Charge	Current year	887	78	110	1,075

	Prior year adjustments	(16)		(2)	(18)

Payments*		(868)	(73)	(82)	(1,023)

Other movements (e.g. from divestments and acquisitions)		(2)			(2)
Currency Differences		(16)	1	(4)	(19)
Balance December 31, 2004		345	14	62	421
Income Statement Charge	Current year	709	59	139	907

	Prior year adjustments	(28)		(2)	(30)

Payments*		(696)	(67)	(131)	(894)

Other movements (e.g. from divestments and acquisitions)		13			13
Currency Differences		44	5	6	55
Balance December 31, 2005		387	11	74	472

* A split of the payments, credits and returns figures between those relating to sales made in the current period and those made in prior periods is not included in the table, as it is not readily available from the records we maintain.

Although we have supplementally presented the data in the table above in response to the staff's comment, we believe that significantly increasing the level of detail in our disclosure in addition to the disclosure we set forth in Exhibit X would not provide material additional information to the readers of our Form 20-F. As of December 31, 2005, the total sales related provision was €472 million as compared with current liabilities of €9.1 billion and the impact of our provision revisions to estimates, excluding foreign exchange differences and other movements, was €30 million – an approximate one percent change as compared with our operating result of €2.8 billion. However, should any circumstances arise in the future where increased disclosure in this area would be appropriate, we of course will include such disclosure in the affected filings.

Operating Results 2003, 2004 and 2005

Introduction, page 75

Reconciliation from operating result to operating result before special items, page 77

5.

We note that you present the non-GAAP measures “operating result before special items” as a consolidated indicator of your performance. The elimination of recurring items, that is, impairment charges, restructuring charges, and other charges associated with legal proceedings and acquisition/disposition activities, from the most comparable GAAP measure appears to have the effect of smoothing earnings. While the acceptability of a non-GAAP financial measure that eliminates recurring items from the most comparable GAAP measure depends on all facts and circumstances, we do not believe that a non-GAAP measure that has the effect of smoothing earnings is appropriate. In addition, we note that the items you exclude have the following attributes:

	•	there is a past pattern of these items occurring in each reporting period;
	•	there is no unusual reason that you can substantiate to identify the special nature of these items;
	•	the financial impact of these items will not disappear or become immaterial in the future; and
	•	they are not a part of the EBITDA calculation that you use in disclosing the bonuses of the members of the Board of Management on page 115.

These attributes raise significant questions about management’s assertions as to the usefulness of this measure for investors and the appropriateness of its presentation in accordance with Item 10 of Regulation S-K. Please refer to “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm that we issued on June 13, 2003. Please confirm to us that you will revise your future filings, beginning with your Form 20-F for the year ended December 31, 2006, to remove all references to these measures or tell us how your disclosure complies with Item 10 of Regulation S-K.

Response:

We presented in Item 5 of our 2005 Form 20-F the non-GAAP financial measure “operating results before special items” as a consolidated indicator of our performance. We understand that it is not appropriate to eliminate recurring items from the most comparable GAAP measure in an attempt to smooth earnings. However, we do not believe the non-GAAP financial measure we have presented has the effect of smoothing earnings and believe that presentation of this measure provided useful information to investors regarding our results of operations.

Nevertheless, in light of the staff’s comment, we confirm that we will revise the disclosure in our annual report on Form 20-F for the year ended December 31, 2006 to remove all references to the non-GAAP financial measure “operating results before special items.”

Discontinued Operations

Plasma Activities, page 82

6.

You disclose that you include in your 2005 net earnings purchase price adjustments related to the divestiture of your U.S. plasma operations. Please quantify and describe the nature of each purchase price adjustment for us in disclosure type format.

Response:

We supplementally advise the staff in response to the staff's comment that the purchase price adjustments related to the divestiture of our U.S. plasma operations were not material. However, we will add the following disclosure relating to this purchase price adjustment in future filings with the Commission:

“We reduced our purchase price by €15 million as a result of purchase price adjustments that occurred after we divested our U.S. Plasma operations on March 31, 2005. The purchase price adjustments determined pursuant to the final sales agreement with the purchaser consisted of unfavorable working capital adjustments of €42 million, offset in part by contingent consideration received of €27 million.”

Consolidated Statements of Cash Flows, page F-5

7.

Please tell us why it is appropriate to provide a cash flow statement whereby you adjust “operating result” rather than income (loss) after taxes, that is, net income, in presenting net cash provided by operating activities for the financial statement periods presented. Please refer to IAS 7 in your response, giving consideration to paragraphs 18 and 20.

Response:

IAS 7 provides an overall structure of how to present a cash flow statement, including cash flow categorization, and requires a number of specific disclosures, but it does not specify the precise format for the cash flow statement. One of the requirements, contained in paragraph 18, is for an entity to report cash flow from operating activities using either the direct method or the indirect method. We have elected to use the indirect method.

According to IAS 7 paragraph 18 and IAS 7 paragraph 20, using the indirect method requires that net cash flow from operating activities is presented by adjusting “profit or loss” as described in the Standard. In a number of International Accounting Standards, the term

“profit or loss” is taken to mean profit after taxation or “net income”. In IAS 7, however, we believe that the meaning of this phrase is unclear. Appendix A to IAS 7, for example, provides a suggested format for the cash flow statement where the reconciliation to cash flow from operating activities starts at profit before taxation, and not profit after taxation. Moreover, IAS 7 does not require the exclusive use of profit after taxation as the basis for cash flow presentations. IAS 7 paragraph 20 and Appendix A to IAS 7 provide an alternative cash flow presentation starting with “operating profit before working capital changes”. While the Appendix is for guidance only and does not form part of the Standard, we believe it would be inconsistent to interpret ambiguities in a Standard’s specific requirements in a manner that would cause the official guidance on the application of the Standard to run contrary to those specific requirements.

Finally, according to IAS 7 paragraph 33, interest paid and interest and dividends received may be classified as financing cash flow and investing cash flow, respectively. We show interest paid in our financing cash flows, and interest and dividends received in our investing cash flows. Starting with the operating result instead of net income eliminates a deduction, or reclassification, of the interest within net income to the respective cash flows, rendering, in our opinion, the statement shorter and more transparent.

For the aforementioned reasons, we present our Consolidated Statements of Cash Flows beginning with operating result instead of net income and believe that our presentation is consistent with IAS 7 paragraph 20.

Question 8: Equity Instruments

8.

Please tell us how your policy whereby you recognize an equity instrument or security at amortized cost if no quoted market price exists complies with paragraph 46(c) of lAS 39. Please also refer to paragraphs AG 80 and 81 of IAS 39. In addition, since you do not identify an IAS to U.S. GAAP reconciling item related to this policy, please tell us how you policy complies with U.S. GAAP.

Response:

We supplementally advise the staff that, of our total equity investments and available-for-sale financial instruments of €267 million in 2005 (€272 million at December 31, 2004), we held financial instruments of €14 million that did not have a quoted market price and whose fair value was not reliably measurable (€20 million at December 31, 2004). We initially measured these instruments at cost, in accordance with paragraphs 46 (c), AG 80 and AG 81 of IAS 39. We then tested these holdings for objective and substantial indications of impairment, as required by IAS 39, paragraph 66, making an assessment of whether the carrying amount exceeded the present value of expected future cash flows discounted at the current market rate of return for a similar financial asset.

We believe that this treatment complies with Accounting Principals Board Opinion No. 18 and, accordingly, no IFRS to U.S. GAAP reconciling item is required.

However, we recognize that the term “amortized cost” may convey a different meaning to a reader of our financial statements than the phrase “cost less impairment charges”. In order to clarify our accounting policy in response to the staff’s comment, we will, in our future filings, modify our description of the accounting policy for investments in equity instruments or securities as set forth in Exhibit Y to this letter.

*        *        *

Bayer acknowledges that it is responsible for the adequacy and accuracy of the disclosure of its filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the staff has any questions concerning this letter or requires further assistance, please do not hesitate to contact the undersigned, Klaus Kühn (ph: +49 214 30 82660; fax: +49 214 30 82647; email: klaus.kuehn.kk@bayer-ag.de) or Dr. Roland Hartwig (ph: +49 214 30 81195; fax: +49 214 30 26786; email: roland.hartwig.rh@bayer-ag.de), or our outside counsel Ward A. Greenberg at Cleary Gottlieb Steen & Hamilton LLP (ph.: +49 69 97103-0; fax: +49 69 97103-199; email: wgreenberg@cgsh.com).

Very truly yours,
Klaus Kühn Chief Financial Officer	Dr. Roland Hartwig General Counsel

cc:	Mary Mast Senior Accountant Division of Corporation Finance
Amy Bruckner Staff Accountant Division of Corporation Finance
Ward. A. Greenberg Cleary Gottlieb Steen & Hamilton LLP

Exhibit X

Note: Additions to the disclosure in the 2005 Form 20-F are indicated by underlining and deletions are indicated by strikethrough.

CRITICAL ACCOUNTING POLICIES

The preparation of the financial statements for the Bayer Group requires the use of estimates and assumptions. These affect the classification and valuation of assets, liabilities, income, expenses and contingent liabilities. Estimates and assumptions mainly relate to the useful life of noncurrent assets, the discounted cash flows used in impairment testing and the establishment of provisions for litigation, pensions and other benefits, taxes, environmental protection, inventory valuations, sales allowances, product liability and guarantees. Estimates are based on historical experience and other assumptions that are considered reasonable under the circumstances. Actual values may vary from the estimates. The estimates and the assumptions are continually reviewed.

To enhance the information content of the estimates, certain provisions that could have a material effect on the financial position, results of operations or cash flows of the Group are selected and tested for their sensitivity to changes in the underlying parameters. To reflect uncertainty about the likelihood of the assumed events actually occurring, the impact of a 5 percent change in the probability of occurrence is examined in each case. For long-term interest-bearing provisions, the impact of a 1 percent change in the interest rate used is analyzed. Analysis has not shown other provisions to be materially sensitive. The interest sensitivity of pension obligations is discussed in Note 28 to the consolidated financial statements appearing elsewhere in this annual report.

Critical accounting and valuation policies and methods are those that are both most important to the portrayal of the Bayer Group's financial position, results of operations and cash flows, and that require the application of difficult, subjective and complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain and may change in subsequent periods. The critical accounting policies that we disclose will not necessarily result in material changes to our financial statements in any given period but rather contain a potential for material change. The main accounting and valuation policies used by the Bayer Group are outlined in Note 4.3 to the consolidated financial statements appearing elsewhere in this annual report. While not all of the significant accounting policies require difficult, subjective or complex judgments, the Company considers that the following accounting policies should be considered critical accounting policies.

Intangible assets and property, plant and equipment

At December 31, 2005 the Bayer Group had intangible assets with a net carrying amount of €7,688 million including goodwill of €2,623 million (Note 19), and property, plant and equipment with a net carrying amount of €8,321 million (Note 20). Intangible assets with finite useful lives and property, plant and equipment are amortized over their estimated useful lives. The estimated useful lives are based on estimates of the period during which the assets will generate revenue. Further, until the end of fiscal 2004, the Bayer Group amortized goodwill arising from business combinations with an agreement date prior to March 31, 2004 over its scheduled useful life. This practice was discontinued effective January 1, 2005 in compliance with IFRS 3 (Business Combinations) and the revised versions of IAS 36 (Impairment of Assets) and IAS 38 (Intangible Assets), which prohibit the amortization of goodwill and other intangible assets with indefinite useful lives.

Intangible assets with finite useful lives and property, plant and equipment are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may no longer be recoverable. Goodwill and intangible assets with indefinite useful lives must be tested annually for impairment. In compliance with IAS 36 (Impairment of Assets), impairment losses are measured by comparing the carrying amounts to the discounted cash flows expected to be generated by the respective assets. Where it is not possible to estimate the impairment loss for an individual asset, the loss is assessed on the basis of the discounted cash flow for the cash-generating unit to which the asset belongs. Estimating the discounted future cash flows involves significant assumptions, especially regarding future sales prices, sales volumes and costs. The discounting process is also based on assumptions and estimations relating to business-specific costs of capital, which in turn are based on country risks, credit risks and additional risks resulting from the volatility of the respective line of business as well as the capital structure of the relevant subgroup. The present value of future cash flows measures an asset's "value in use", i.e., its value based on our continuing use of the asset and its retirement at the end of its useful life. Further information on the procedure for impairment testing and the residual carrying amounts of goodwill at the balance sheet date is presented in Note 4.5 to the consolidated financial statements appearing elsewhere in this annual report.

To illustrate the Bayer Group's impairment loss measurement, if the actual present value of future cash flows were 10 percent lower than the anticipated present value, the net carrying amount of goodwill in the Crop Protection segment as of December 31, 2005 would have to be impaired by €48 million. ~~The present value of future cash flows measures an asset's "value in use", i.e., its value based on our continuing use of the asset and its retirement at the end of its useful life.~~ In the Systems segment, the net carrying amount of goodwill as of December 31, 2005 would have to be impaired by €5 million and that of other intangible assets by €19 million. We have focused our analysis on the Crop Protection and Systems segments because we believe that these are the only of our segments where impairments of goodwill and other intangibles are reasonably likely to have a material adverse effect on the results of operations of the respective segments. If the weighted average cost of capital used for the impairment test were increased by 10 percent, it would not materially affect the net carrying amounts of the strategic business entities' assets. In quantifying our sensitivity analysis, we modeled a 10 percent decline as a negative change up to this magnitude is in our view reasonably likely. We do not now believe that greater changes are reasonably likely given our recent experiences in the Crop Protection and System segments.

Estimates are also used in the course of acquisitions to determine the fair value of the assets and liabilities acquired. Land, buildings and equipment are usually appraised independently, while marketable securities are valued at market price. If any intangible assets are identified, depending on the type of asset and the complexity of determining its fair value, Bayer either consults with an independent external valuation expert or develops the fair value internally, using an appropriate valuation technique which is generally derived from a forecast of the total expected future net cash flows. Assets may be valued using methods based on cost, market price or net present value, depending on the type of asset and the availability of information. The valuation method based on net present value (income approach) is particularly important with respect to intangible assets. Trademarks and licenses, for example, are valued by the relief-from-royalty method, which includes estimating the cost savings that result from the company's ownership of trademarks and licenses on which it does not have to pay royalties to a licensor. The intangible asset is then recognized at the present value of these savings.

Applying these policies, we recognized impairment charges in each of the years 2005, 2004 and 2003. The following table sets forth these charges based on their allocation to our continuing businesses and our discontinued operations.

	2003	2004	2005
	(Euros in millions)
Impairment charges (continuing businesses)	807	26	77
Impairment charges (discontinued operations)	1,305	63	0
Total impairment charges	2,112	89	77

The impairment charge relating to continuing businesses in 2003 related primarily to portions of our former polymers businesses that remain in our Systems segment. The charge resulted from a downward revision in our future cash flow estimates when we revised our assumptions regarding the future sales volumes, sales prices and costs of the polyols and fibers businesses. These businesses were impacted by overcapacities, sustained high raw materials prices and continuing strong competitive pressure in all regions, particularly in Asia. In 2004 and 2005, we recognized impairment charges largely as a result of our decisions to close or relocate several facilities and sites within our continuing businesses as part of our strategic reorientation and focus on our core businesses.

2

The impairment charges relating to discontinued operations related to the sale of our plasma business (€24 million in 2004 and €317 million in 2003) and the spin-off of the former Lanxess segment (€39 million in 2004 and €988 million in 2003). We adjusted our future cashflow assumptions relating to the plasma business in 2003 based on our expectations on the price we would receive for this business, and recorded an additional €24 million impairment charge related to this business in 2004 based on price negotiations with the purchaser. We updated our cash flow assumptions for the Lanxess businesses as a result of sustained pressure on its margins resulting from adverse foreign exchange rates, ongoing consolidation in customers in the industries Lanxess served, overcapacities in certain market segments and an increase in competition, particularly from Asian suppliers. We recognized an additional €39 million in impairment charges for the spun off Lanxess businesses in 2004 due to further revisions of the economic assumptions within the strategic business entities Performance Chemicals, Engineering Plastics and Chemical Intermediates. Although the Board of Management of Bayer AG believes that its estimates of the relevant expected useful lives, its assumptions concerning the macroeconomic environment and developments in the industries in which the Bayer Group operates, and its estimations of the discounted future cash flows, are appropriate, changes in assumptions or circumstances could require changes in the analysis. This could lead to additional impairment charges in the future or to valuation write-backs should the trends expected by the Board of Management of Bayer AG reverse.

Research and development

In addition to the in-house research and development activities, various research and development collaborations and alliances are maintained with third parties~~; these~~. These collaborations and alliances involve ~~the~~ provision of funding and/or payments for the achievement of performance milestones. All research costs are expensed as incurred. Since development projects are subject to regulatory approval procedures and other uncertainties, the conditions for the capitalization of development costs incurred with respect to in-house research and development activities before regulatory approvals are received are not satisfied, and these costs~~, too,~~ are ~~therefore~~also expensed as incurred. With respect to costs incurred in collaborations and alliances with third parties, under IAS 38 (revised), which entered into effect on January 1, 2005, milestone payments relating to acquired assets in development must be capitalized to the extent that they are related to the acquisition of the related technology rights, even if uncertainties exists as to whether the research and development will ultimately be successful in producing a saleable product. If research and development collaborations are embedded in contracts for a strategic alliance, considerable judgment is involved in ~~assessing~~determining whether milestone-based payments ~~simply~~ reflect the funding of research~~, in which case expensing is always required, or whether, by making a milestone payment, an asset is acquired. In the latter case, the relevant costs are capitalized.~~ and development or if they are related to the acquisition of an underlying compound or other rights. Factors considered in reaching this determination are (a) the nature of the payment, for example whether it is related to regulatory approval, a sales target or outsourced research and development activities, and (b) the relative fair values of the planned research and development activities compared to the total value of the payment.

Net sales

We recognize revenue for product sales and the rendering of services when:

•	the significant risks and rewards of ownership of the goods transfer to the customer,
•	the company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold,
•	the amount of revenue and costs incurred or to be incurred can be measured reliably, and
•	it is probable that the economic benefits associated with the transaction will flow to the company.

3

~~The nature of the Bayer Group's business activities means that the structure of many sales transactions is complex. Sales are recognized upon transfer of risk or rendering of services to third parties. Revenues from contracts that contain customer acceptance provisions are deferred until customer acceptance occurs. It is customary to grant price discounts in the normal course of business. Allocations to provisions for discounts and rebates to customers are recognized in the same period in which the related sales are recorded based on the contract terms, using a consistent method. The cost of such sales incentives is estimated on the basis of historical experience with similar incentive programs. For rebates, provisions are recorded based upon the experience ratio to the respective period's sales to determine the rebate accrual and related expense. Provisions related to the Group's trade accounts amounted to €648 million on December 31, 2005.~~

At the time revenue is recognized, we also record estimates for revenue deductions including cash discounts, rebates and product returns. Also, we record revenues net of items we collect on behalf of third parties, such as sales taxes and goods and service taxes. We report our net sales after deducting all sales deductions from our gross revenue.

The majority of our sales deductions are subject to formula -based determination using factors such as a fixed percentage of the sales volume or gross sales proceeds. Accordingly, estimates related to sales deductions are predominantly based on historical experience, specific contractual terms and future expectations of our sales development in each of our business segments. We believe that assumptions other than those that we discuss are not reasonably likely to occur or not applicable to our business. We estimate the potential for future variability in provisions to be insignificant with respect to our reported operating results.

Provisions for rebates were 1.4 percent of our total net sales in 2005 (2004: 1.5 percent; 2003: 1.6 percent). In addition to rebates, we offer cash discounts for prompt payment in some countries. Our provisions for cash discounts were 0.1 percent of total net sales as of December 31, 2005, 2004 and 2003.

We deduct provisions for returned defective goods or related to contractual arrangements to return saleable products on the date of sale or at the time when the amount of future returns can be reasonably estimated. If future product returns cannot be reasonably estimated and are significant to the sale transaction, both the recognition of revenues and of the related cost of sales are deferred until an estimate may reasonably be made or when the right to return the goods has expired. Provisions for product returns were 0.3 percent of total net sales in 2005 (2004: 0.3 percent; 2003: 0.2 percent).

Some of the Bayer Group's revenues are generated from licensing agreements under which third parties are granted rights to certain of our products and technologies. Upfront payments and similar non-refundable payments received under these agreements are recorded as miscellaneous liabilities and recognized in income over the estimated performance period stipulated in the agreement. Non-refundable milestone payments linked to the achievement of a significant and substantive technical/regulatory hurdle in the research and development process, pursuant to collaborative agreements, are recognized as revenue upon the achievement of the specified milestone. Revenues are also derived from research and development collaborations and co-promotion agreements. Such agreements may consist of multiple elements and provide for varying consideration terms, such as upfront, milestone and similar payments, which may be complex and require significant analysis by management in order to separate individual revenue components and recognize them on the most appropriate dates. This may have to be done partially on the basis of assumptions.

Pensions and other post-employment benefits

Group companies provide retirement benefits for most of their employees, either directly or by contributing to independently-administered funds. The way these benefits are provided varies according to the legal, fiscal and economic conditions of each country, the benefits generally being based on the employees' remuneration and years of service. The obligations relate both to existing retirees' pensions and to pension entitlements of future retirees. Group companies provide retirement benefits under defined contribution and/or defined benefit plans. In the case of defined contribution plans, the company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been paid, the company has no further payment obligations. All other retirement benefit systems are defined benefit plans,

4

which may be either unfunded, i.e., financed by provisions (accruals), or funded, i.e., financed through pension funds. Statistical and actuarial methods are used to anticipate future events in calculating the expenses and liabilities related to the plans. These calculations include assumptions about the discount rate, expected return on plan assets and rate of future compensation increases.

The interest rate used to discount post-employment benefit obligations to present value is derived from the yields of senior, high-quality corporate bonds in the respective country at the balance sheet date. These generally include AA-rated securities. The discount rate is based on the yield of a portfolio of bonds whose weighted residual maturities approximately correspond to the duration necessary to cover the entire benefit obligation. If AA-rated corporate bonds of equal duration are not available, a discount rate equivalent to the effective interest rate for government bonds at the balance sheet date is used instead but increased by about 0.5 to 1.0 percentage point since corporate bonds generally provide higher yields by virtue of their risk structure.

Determination of the discount rate is also based on the average yield for a bond portfolio corresponding to the expected cash outflows from the pension plans.

The assumption for the expected return-on-assets reflects a long-term outlook for global capital market returns that corresponds to the duration of the pension obligation, and a diversified investment strategy. The investment policy of Bayer Pensionskasse is geared toward regulatory compliance and toward maintaining the risk structure corresponding to the benefit obligations. To this end, Bayer Pensionskasse has developed a strategic target portfolio commensurate with the risk profile. This investment strategy focuses principally on stringent management of downside risks rather than on maximizing absolute returns. In other countries, too, the key criteria for the funds' investment strategies are the structure of the benefit obligations and the risk profile. Other determinants are risk diversification, portfolio efficiency and a country-specific and global risk/return profile capable of ensuring payment of all future benefits. The expected return is applied to the fair market value of plan assets at each year end.

Statistical information such as withdrawal and mortality rates is also used in estimating the expenses and liabilities under the plans. Because of changing market and economic conditions, the expenses and liabilities actually arising under the plans in the future may differ materially from the estimates made on the basis of these actuarial assumptions. The plan assets are partially comprised of equity and fixed-income instruments. Therefore, declining returns on equity markets and markets for fixed-income instruments could necessitate additional contributions to the plans in order to cover future pension obligations. Also, higher or lower withdrawal rates or longer or shorter life of participants may have an impact on the amount of pension income or expense recorded in the future.

On December 31, 2005, the present value of our provisions for pensions and other post-employment benefits payable under defined benefit plans was €15,561 million. ~~Further details on pension provisions and their interest rate sensitivity are provided in~~ Note 28 to the consolidated financial statements appearing elsewhere in this annual report~~.~~ contains an analysis of the sensitivities of our defined benefit obligation to a 0.5 percent increase or decrease in any of our discount rate, projected remuneration increases and projected future benefit increases and the effects on our results of operations in which these changes would result. It also sets forth the changes in our accumulated actuarial losses related to changes in these actuarial parameters.

~~Doubtful accounts~~

~~Doubtful accounts are reported at the amounts likely to be recoverable based on historical experience of customer default. As soon as it is learned that a particular account is subject to a risk over and above the normal credit risk (e.g., low creditworthiness of customer, dispute as to the existence or the amount of the claim, non-enforceability of the claim for legal reasons etc.), the account is analyzed and written down if circumstances indicate the receivable is uncollectible. Accumulated write-downs of receivables amounted to €348 million as of December 31, 2005.~~

Environmental provisions

The business of the Bayer Group is subject to a variety of laws and regulations in the jurisdictions in which it operates or maintains properties. Provisions for expenses that may be incurred in complying with such laws and

5

regulations are set aside if environmental inquiries or remediation measures are probable, the costs can be reliably estimated and no future benefits are expected from such measures. Our provisions for environmental protection measures amounted to €249 million on December 31, 2005 and €279 million on December 31, 2004.

It is difficult to estimate the future costs of environmental protection and remediation because of many uncertainties, particularly with regard to the status of laws, regulations and the information available about conditions in the various countries and at the individual sites. Significant factors in estimating the costs include previous experiences in similar cases, the conclusions in expert opinions we obtain regarding our environmental programs, current costs and new developments affecting costs, management's interpretation of current environmental laws and regulations, the number and financial position of third parties that may become obligated to participate in any remediation costs on the basis of joint liability, and the remediation methods which are likely to be deployed. Changes in these assumptions could impact future reported results. Subject to these factors, but taking into consideration experience gained to date regarding environmental matters of a similar nature, ~~Bayer believes the~~we believe our provisions to be adequate based upon currently available information. There were no significant changes in our assumptions or estimates that impacted our statements of income in 2003, 2004 or 2005. However, given the inherent difficulties in estimating liabilities in ~~this area, it cannot be guaranteed that additional costs will not~~the businesses in which we operate, especially those for which the risk of environmental damage is relatively greater (CropScience and MaterialScience), it remains possible that material additional costs will be incurred beyond the amounts accrued. It is possible that final resolution of these matters may require expenditures to be made in excess of established provisions, over an extended period of time and in a range of amounts that cannot be reasonably estimated. Management nevertheless believes that such additional amounts, if any, would not have a material adverse effect on the Group's financial position, results of operations or cash flows. ~~Group provisions for environmental protection measures amounted to €279 million on December 31, 2005.~~ Further information on environmental provisions can be found in Note 29.2 to the consolidated financial statements appearing elsewhere in this annual report.

Litigation provisions

As a global company with a diverse business portfolio, the Bayer Group is exposed to numerous legal risks, particularly in the areas of product liability, patent disputes, tax assessments, competition and antitrust law, and environmental matters. The outcome of the currently pending and future proceedings cannot be predicted with certainty. Thus, an adverse decision in a lawsuit could result in additional costs that are not covered, either wholly or partially, under insurance policies and that could significantly impact the business and results of operations of the Bayer Group. If the Bayer Group loses a case in which it seeks to enforce its patent rights, a decrease in future earnings could result as other manufacturers could be permitted to begin to market products that the Bayer Group or its predecessors had developed.

Litigation and other judicial proceedings as a rule raise difficult and complex legal issues and are subject to many uncertainties and complexities including, but not limited to, the facts and circumstances of each particular case, issues regarding the jurisdiction in which each suit is brought and differences in applicable law. Upon resolution of any pending legal matter, the Bayer Group may be forced to incur charges in excess of the presently established provisions and related insurance coverage. It is possible that the financial position, results of operations or cash flows of the Bayer Group could be materially affected by the unfavorable outcome of litigation. Litigation and administrative proceedings are evaluated on a case-by-case basis considering the available information, including that from legal counsel, to assess potential outcomes. Where it is considered probable that a future obligation will result in an outflow of resources, a provision is recorded in the amount of the present value of the expected cash outflows if these are deemed to be reliably measurable. These provisions cover the estimated payments to plaintiffs, court fees and the cost of potential settlements. We have in the past adjusted existing provisions as proceedings have continued, been settled or otherwise provided further information on which we could review the likelihood of outflows of resources and their measurability, and we expect to continue to do so in future periods.

Provisions for litigation-related expenses totaled €663 million on December 31, 2005. During 2005, we had operating charges based on our expected payments totalling €336 million related to our rubber-, polyester-polyols- and urethane-related antitrust proceedings, as well as charges in respect of our Baycol/Cerivastatin proceedings (€43 million) and our phenylpropanolamine (PPA) proceedings (€62 million). During 2004, we recorded the following litigation related charges: € 83 million in respect of fines

6

paid in the abovementioned antitrust proceedings, €47 million with respect to the cerivastatin proceedings and €16 million with respect to the PPA proceedings. In 2003, we recorded operating charges of €300 million relating to our cerivastatin litigation. Further details on legal risks and the related effects on our results of operations are contained in Item 8, Financial Information — Legal Proceedings and in Note 35 to the consolidated financial statements appearing elsewhere in this annual report.

Income taxes

To compute provisions for taxes, estimates have to be made. Estimates are also necessary to determine whether valuation allowances are required against deferred tax assets. These involve assessing the probabilities that deferred tax assets resulting from deductible temporary differences and tax losses can be utilized to offset taxable income.

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate adjustments to tax income and expense in future periods. The Group establishes what it believes to be reasonable provisions for possible consequences of audits by the tax authorities of the respective countries. The amount of such provisions is based on various factors, such as experience with previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective Group company's domicile. On December 31, 2005, net liabilities for current tax payments amounted to €381 million, and net deferred tax assets amounted to €1,418 million. We reversed provisions in our U.S. subsidiary totaling €104 million in 2005 that related to tax positions taken in periods that were closed with the Internal Revenue Service.

Further information on income taxes is provided in Note 16 to the consolidated financial statements appearing elsewhere in this annual report.

Exhibit Y

Note: Additions to the disclosure in the 2005 Form 20-F are indicated by underlining and deletions are indicated by strikethrough.

Where it is possible to determine a market price for an equity instrument or security, this is regarded as its fair value. If no quoted market price exists, ~~however,~~ and no reliable estimate of fair value can be made, then the instrument is recognized at ~~amortized~~ cost, less impairment charges. If there are objective and substantial indications of impairment, an assessment is made ~~of~~ whether the carrying amount exceeds the present value of the expected future cash flows, discounted at the current market rate of return for a similar financial asset. If this is the case, the ~~asset~~instrument is written down by the amount of the difference. Impairment indicators include a series of operating losses, reduction in market value, ~~a~~ substantial decline in credit standing, ~~a~~ specific breach of contract, ~~a~~ high probability of insolvency or other form of financial reorganization of the debtor, or the disappearance of an active market.

7